

October 7, 2013

Via E-mail
Jeffrey DeNunzio
President and Chief Executive Officer
Wealth Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

Re: Wealth Acquisition, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed September 23, 2013
File No. 000-55027

Dear Mr. DeNunzio:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1.   We note that you have removed the disclosure regarding the "super" Form 8-K that is required to be filed in the event that a public shell company consummates a reverse merger with a private operating company. Please revise your discussion of the advantages of merging with a "Form 10 shell company" to disclose the requirement to file a Form 8 K containing audited financial statements of the target company and pro forma financial statements giving effect to the business combination within four days after consummation of the transaction. In this regard, please also revise the disclosure in the first paragraph on page 8 to clarify the nature of the financial statements required in the Form 8-K, as the disclosure in the last sentence of this paragraph could be read to suggest that audited pro forma financial information is required.

Item 7. Certain Relationships and Related Transactions, page 11

2.   We note that you have revised this section to discuss the services and loan extended to the company by Mr. DeNunzio and the 20 million shares of common stock you issued to repay him. Please revise to explain the relationship, if any, between these related-person transactions and your statement that, "At July 31, 2013 there is a related party accounts payable in the amount of $2,244." Please further revise this section to ensure that it clearly identities the party to whom the related party account payable is or was owed and provides a description of the underlying transaction. Clarify also whether the loan has been repaid. Refer to Item 404(a) and (d) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

3.   We note the revisions made to the report of your independent registered public accounting firm in response to prior comment 10. The report should relate to the financial position (i.e. balance sheet) as of the end of the reporting period, and not for a period of time from inception (July 22, 2013) to July 31, 2013. In addition, the report continues to make reference in the introductory and opinion paragraphs to the statements of operations, stockholders' equity and cash flows for the year ended July 31, 2013. In this regard, we note that the financial statements included in the filing are only for the period from inception (July 22, 2013) to July 31, 2013. Please have your auditor revise its report accordingly.

Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4.   A consent to the use of an audit report is not required in 1934 Act reports. However, we note that you included an auditor's consent in your initial filing on August 22, 2013, so it should be updated within 30 days of the effective date of the registration statement. Alternatively, you may remove the exhibit from the filing. In this regard, you indicate that this exhibit is "filed herewith."

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or me at (202) 551-3483 with any other questions. If you thereafter need assistance, please contact Barbara C. Jacobs, Assistant Director.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor